

February 28, 2013

<u>Via E-Mail</u>
Olesya Didenko
President and Chief Executive Officer
Cerulean Group, Inc.
Krizikova 22
Prague 8, 18600, Czech Republic

> **Re: Cerulean Group, Inc.**
> **Amendment no. 1 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-185891**

Dear Ms. Didenko:

We have reviewed your letter dated February 5, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our January 31, 2013 letter.

General

1.   Your response to prior comment 3 states that you have "devoted a significant amount of time to form the company and to develop its business plan" and as such, you do not believe Cerulean is a shell company. Please provide us with additional facts and analysis in support of your assertion that Cerulean is not a shell company, addressing specifically the definition of the term "shell company" in Securities Act Rule 405. In this regard, please explain in greater detail the specific actions that you have taken in furtherance of your business plan additionally describing any related expenses incurred in connection with these actions. In addition, tell us how you concluded that the steps taken to date are sufficiently significant to constitute greater than "nominal" operations under the Rule 405 definition, and refer us to any regulatory guidance upon which you are relying in this regard.

Prospectus Summary, page 5

2.   We note your added disclosure in response to prior comment 5. Please revise to clarify when you intend on paying the retainer to Mr. Ivanov and when Mr. Ivanov will begin work on the development of the website.

Risk Factors

Risks Associated to Our Business

Our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934…, page 10

3.   We note your response to prior comment 7 and your added disclosure that suspension of your obligation to file reports under Section 15(d) may decrease your common stock's liquidity. However, given your statement on page 10 that you intend to apply to have your common stock quoted on the OTC Bulletin Board, please address in this risk factor how the automatic suspension of Section 15(d) of the Exchange Act would affect your ability to have the price of your securities quoted on the OTC Bulletin Board.

Exhibits

Exhibit 5.1

4.   The opinion states that counsel was "not engaged to prepare any portion of the Registration Statement, and although we have reviewed the Registration Statement for the purpose of writing the opinions contained herein." Additionally, the opinion states that in conducting the examination of documents executed by parties other than the Company, counsel assumed that "such parties had the power, corporate, limited liability company or other, to enter into and perform all obligations." As it currently reads, the meaning of the sentences are unclear. Please revise accordingly.

Exhibit 23.1

5.   Please file an updated consent from your independent registered public accounting firm with your next amendment.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director